Exhibit 11.1

Computation of Per Share Earnings

The information regarding Computation of Per Share Earnings is incorporated by reference to the Company’s 2011 Annual Report to Stockholders distributed to stockholders and furnished to the Commission under Rules 14a-3(b) and (c) of the Exchange Act; the computation appears under the caption “Note 23 - Earnings (Loss) Per Common Share” at page 79 therein.